Exhibit 99.1

Yamana Provides Notice Of Fourth Quarter 2014 Financial Results Release

TORONTO, ONTARIO, January 20, 2015 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its fourth quarter and full year 2014 results after market close on February 11, 2015 followed by a conference call and webcast on February 12, 2015 at 8:30 a.m. ET.

Q4 2014 Conference Call Information:

Toll Free (North America):	1-866-225-0198
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 5432567
Toronto Local and International:	905-694-9451	Passcode 5432567

The conference call replay will be available from 12:00 p.m. ET on February 12, 2015 until 11:59 p.m. ET on February 26, 2015.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com